September 15, 2014

Via EDGAR and Overnight Courier

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attn: Sonia Gupta Barros, Assistant Director

  Re:
  Landmark Infrastructure Partners LP
  Draft Registration Statement on Form S-11
  Confidentially Submitted August 6, 2014
  File No. 377-00725
  CIK No. 0001615346

Ladies and Gentlemen:

        Set forth below are the responses of Landmark Infrastructure Partners LP, a Delaware limited partnership (the "Partnership"), to comments received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated September 4, 2014, with respect to the Partnership's Draft Registration Statement on Form S-11 confidentially submitted to the Commission on August 6, 2014, File No. 377-00725 (the "Registration Statement").

        Concurrently with the submission of this letter, the Partnership has confidentially submitted through EDGAR Draft Submission No. 2 to the Registration Statement ("Draft Submission No. 2"). For your convenience, we have hand delivered five copies of this letter, as well as five copies of Draft Submission No. 2 marked to show all changes made since the initial submission of the Registration Statement.

        For your convenience, each response is prefaced by the text of the Staff's corresponding comment in bold text. All references to page numbers and captions in our response correspond to the marked copy of Draft Submission No. 2 unless otherwise indicated. The responses in this letter are based on representations made by the Partnership to Latham & Watkins LLP for the purpose of preparing this letter.

        Unless the context otherwise requires, references in this letter to the Partnership, when used in a historical context, refer to the Partnership's Predecessor, Landmark Dividend Growth Fund-A LLC ("Fund A") and Landmark Dividend Growth Fund-D LLC ("Fund D" and together with Fund A, the "Funds" or the "Predecessor").

General

1.
Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

        Response:    The Partnership advises the Staff that Draft Submission No. 2 includes all graphics, maps, photographs, and related captions or other artwork including logos that we currently intend to use in the prospectus.

2.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

        Response:    Neither the Partnership nor anyone authorized to do so on the Partnership's behalf has provided any written materials in reliance on Section 5(d) of the Securities Act to potential investors in the Partnership's initial public offering, and the Partnership is not aware of any research reports about the Partnership that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 by any broker or dealer that is participating or will participate in the Partnership's initial public offering. The Partnership will supplementally provide the Staff with such information in the future if the Partnership becomes aware that such information is provided or published.

3.
We note that Fund A and Fund D will contribute substantially all their assets and liabilities to you in exchange for common units, subordinated units and cash and then will subsequently liquidate. Please tell us why you believe the roll-up rules are not applicable to this transaction. See Items 901 through 915 of Regulation S-K for guidance.

        Response:    The Partnership advises the Staff that it is relying on Item 901(c)(ii) of Regulation S-K in determining that the contributions by Fund A and Fund D, and each Fund's subsequent liquidation, do not constitute a "roll-up transaction" and that therefore the balance of the disclosure requirements of Items 901, through 915, do not apply. Each of Fund A and Fund D is an "accredited investor" as defined in Regulation D and the managing member of each Fund, which is a wholly-owned subsidiary of Landmark, has the power and authority to effect the proposed transactions without any vote or consent of the other members of the Funds. In addition, as required by the limited liability company agreements of both Funds, in the liquidation of each of the Funds associated with the proposed formation transactions described in the Registration Statement, common units and subordinated units (each of which will be restricted securities) will only be distributed to members who are accredited investors. Members who are no longer accredited investors, if any, will receive only cash in such liquidating distributions.

4.
Please also tell us what exemption from registration you are relying on for the distribution of units to the legacy members of the Contributing Landmark Funds and the distribution of subordinated units and incentive distribution rights to Landmark.

        Response:    The Partnership advises the Staff that it is relying on Rule 506 of Regulation D and the fact that, other than the managing member of the Funds (which is an accredited investor), no member is making an investment decision in connection with the distribution of common units to the accredited investor members of the Funds and the distribution of subordinated units to the managing member of the Funds. As noted in the Partnership's response to the Staff's Comment 3, any legacy members of Fund A or Fund D who are no longer accredited investors will receive only cash in the liquidations.

5.
Please update all the financial information provided to include the six month period ended June 30, 2014.

        Response:    The Partnership has revised the financial information provided throughout the Registration Statement to include the six month period ended June 30, 2014.

Prospectus Summary, page 1

6.
Please revise your summary section and elsewhere to clarify how you plan to make acquisitions and identify the individuals or entities that are responsible for your acquisitions. Based on your current disclosure, it appears Landmark is the only entity upon which you are dependent to identify assets for acquisition and as such, please revise to clarify that fact. Please add a summary risk factor on this point and indicate that there is no contractual obligation or duty to provide acquisition services to you.

        Response:    The Partnership has revised the Registration Statement to indicate that it intends to make acquisitions from Landmark Dividend LLC ("Landmark") and its affiliates, including pursuant to the Partnership's right of first offer, as well as from third parties. With respect to third party acquisitions, the Partnership intends to rely on its management and additional employees of Landmark to identify and assess potential acquisitions. See pages 2, 85 and 109 of the Registration Statement. The Partnership has expanded its existing risk factor, and added a summary risk factor, regarding its dependence on Landmark for acquisitions. See pages 8 and 22 of the Registration Statement. The Partnership advises the Staff that Landmark will be contractually obligated under the omnibus agreement to provide acquisition services to the Partnership at the Partnership's request for reasonable fees to be determined at Landmark's discretion.

Right of First Offer Assets, page 6

7.
Please remove the detailed disclosure regarding the "Right of First Offer Assets" from your Summary section.

        Response:    The Partnership has revised the Registration Statement to remove the detailed disclosure of the right of first offer assets from the Summary section. The Partnership respectfully advises the Staff that the right of first offer will be a material asset of the Partnership that the Partnership believes, as a significant source of potential growth, is important for potential investors to understand, and accordingly the Partnership has retained a more limited disclosure of the right of first offer assets in the Summary section. See page 6 of the Registration Statement.

Our Relationship with Landmark, page 7

8.
Please explain what is meant by the statement that Landmark "intends to use us as a significant vehicle to achieve further growth." Please cite to specific actions that Landmark plans to take.

        Response:    The Partnership has revised the Registration Statement to remove the statement that Landmark intends to use the Partnership as a vehicle for further growth and has replaced the language with a statement that Landmark intends to facilitate the Partnership's growth through the sale of additional assets to us. See pages 6 and 128 of the Registration Statement.

Risk Factors, page 8

9.
We note your risk factor on page 30 regarding the potential inability to protect your rights to your real property interests as they primarily consist of rights under leases and long-term or perpetual easements instead of a fee simple ownership. Please include a brief overview of this risk in your summary risk factors section.

        Response:    The Partnership has revised the summary risk factor section to include a brief overview of the risks to the Partnership's ability to protect its real property interests. See page 8 of the Registration Statement.

Use of Proceeds, page 46

10.
Please clarify where the distribution to Fund A and Fund B have been reflected in the unaudited pro forma financial statements. Please tell us if this distribution is separate from the cash amount that will be paid to these same funds as partial consideration for the assets and liabilities that will be received related to the formation transactions.

        Response:    The Partnership advises the Staff that the distributions to Fund A and Fund D, which distributions are in partial consideration for the contribution by Fund A and D of their assets and liabilities to the Partnership, will be reflected in the Pro Forma Combined Balance Sheet in the Cash and cash equivalents and Equity line items, and the related adjustments will be described in Note 1(E) to the Notes to the Pro Forma Combined Financial Statements. The Partnership has revised Note 1(E) to the Notes to the Pro Forma Combined Financial Statements to clarify that the indicated adjustments relate to the distributions to Fund A and Fund D. See pages F-3 and F-7 of the Registration Statement. The Partnership confirms that the distributions to Fund A and Fund D included in the "Uses of Cash" table in the "Use of Proceeds" section of the Registration Statement are the same distributions described in Note 1(E) to the Notes to the Pro Forma Combined Financial Statements.

Capitalization, page 47

11.
Please present pro forma capitalization reflecting the formation transactions separately from the offering and use of proceeds.

        Response:    The Partnership has revised the capitalization table to present separately the formation transactions and the offering and use of proceeds in the column entitled "Pro Forma As Further Adjusted." See page 49 of the Registration Statement.

Dilution, page 48

12.
Please revise your table to show the historical net tangible book value of the predecessor and the effects of the formation transaction on the net tangible book value prior to the offering separately.

        Response:    The Partnership has revised the dilution table to show the historical net tangible book value of the Predecessor and to present the effects of the formation transactions on the net tangible book value prior to the offering separately. See page 50 of the Registration Statement.

Cash Distribution Policy and Restriction on Distributions, page 49

13.
Please revise this section to also provide an annualized distribution rate and related disclosure assuming that all subordinated units are no longer subordinated or tell us why you believe the potential impact is not material.

        Response:    The Partnership has revised the Registration Statement to disclose the annualized distribution rate following the subordination period and that, following the subordination period, the common units will no longer be entitled to priority distributions or arrearages. See page 53 of the Registration Statement.

Unaudited Pro Forma Distributable Cash Flow for the Twelve Months Ended March 31, 2014, and the Year Ended December 31, 2013, page 54

14.
Please clarify and disclose in your amended filing the company's approach to determine Pro Forma net income for the Twelve Months Ended March 31, 2014.

        Response:    The Partnership has clarified that it calculated Pro Forma net income for the twelve months ended June 30, 2014 by adding Pro Forma net income for the six months ended June 30, 2014 to the Pro Forma net income for the year ended December 31, 2013, and subtracting from that total the Pro Forma net income for the six months ended June 30, 2013. See pages 56 and 59 of the Registration Statement.

Estimated Distributable Cash Flow for the Twelve Months Ended September 30, 2015, page 57

15.
We note that there is a gap period between the date on which your backcast ends and your forecasts begins. Please clarify and disclose in your amended filing whether there is anything in the gap period that is expected to differ materially from what has been presented.

        Response:    The Partnership has revised the Registration Statement to clarify that, except for the impact of asset acquisitions subsequent to June 30, 2014 and prior to the commencement of the forecast period and as set forth in the "Significant Forecast Assumptions," there are no material differences in the Partnership's expected results of operations from what has been presented in the Registration Statement. See page 60 of the Registration Statement.

16.
Please include historical information for all of the line items in the forecast you provide on page 57.

        Response:    The Partnership has revised the Registration Statement to include a Pro Forma historical column for the twelve months ended June 30, 2014 alongside the forecast of distributable cash flow for the twelve months ending December 31, 2015. See page 59 of the Registration Statement.

Significant Forecast Assumptions, page 58

17.
Please tell us how you factored in the cancellation policies within your leases in estimating lease revenue. Specifically, you disclose elsewhere that certain of your lease can be cancelled with less than 180 days notice without significant penalty.

        Response:    The Partnership factored in the cancellation policies within its leases in estimating the impact of lease cancellations on forecasted revenues for the twelve months ending December 31, 2015. The Partnership's forecasted occupancy rate of 97% reflects the Partnership's assessment of potential lease cancellations resulting from industry consolidation and other unforeseen circumstances. The Partnership respectfully submits that, historically, 99% of the Partnership's available tenant sites have been actively leased, and that 405 of the 408 tenants sites (over 99%) in Landmark's portfolio that have come up for lease renewal under Landmark's ownership have renewed. The Partnership believes that it will continue to experience high occupancy rates and low cancelation rates since its real property interests underlie its tenants' assets, which are essential to its tenants' core businesses, are in difficult to replicate locations and would be costly to remove and relocate.

Factors That May Influence Future Results of Operations, page 82

18.
We note that you intended to pursue acquisitions of real property interests from Landmark, its affiliates and third parties, "consistent with [y]our existing underwriting criteria." Please revise throughout to describe your underwriting criteria.

        Response:    The Partnership has revised the Registration Statement to remove references to the Partnership's underwriting criteria. See the revisions to pages 85, 124 and 125 of the Registration Statement. In addition, the Partnership respectfully advises the Staff that it has summarized the underwriting criteria of Landmark, upon which the Partnership will be dependent for acquisitions, in the Registration Statement under the heading "Business—Landmark's Acquisition Platform—Underwriting and Closing." See page 131 of the Registration Statement.

Historical Results of Operations of our Predecessor, page 86

19.
Please include disclosure that quantifies the amount and percentage of your revenue and describes relevant property metrics, such as occupancy and effective rent rates, for different structure types, i.e., wireless communication, outdoor advertising and renewable power generation, on a historical basis. Alternatively, tell us why such disclosure is not material.

        Response:    The Partnership has revised the Registration Statement to quantify and describe the amount and percentage of revenues, occupancy and average monthly effective rent per tenant site for each structure type (wireless communication, outdoor advertising and renewable power generation) in its discussion of results of operations. See pages 89, 90 and 91 of the Registration Statement.

New Revolving Credit Facility, page 91

20.
When you enter into your new revolving credit facility, please update your disclosure to provide a brief description of the material terms, including a description of covenants that may limit your ability to pay distributions.

        Response:    The Partnership confirms that it will revise the Registration Statement to include a brief description of the material terms of its new revolving credit facility when such terms are finalized.

Business and Properties, page 94

21.
We note that throughout your prospectus, you provide portfolio information on a quarterly basis. Please also provide such information on an annual basis or advise.

        Response:    The Partnership respectfully submits that providing portfolio information on an adjusted quarterly basis more accurately reflects the revenue of the portfolio on a current and prospective basis because it reflects the full-period impact of the assets acquired by the Partnership during 2013 and 2014, as well as assets acquired by the Partnership subsequent to June 30, 2014, that would otherwise not be reflected, or would be reflected for only a portion of the period, if the information were presented on an annual basis. Further, the Partnership's fixed-rent leases, which are, effectively triple-net lease arrangements, limit variability in revenues and costs, resulting in limited and stable expenses. In addition, because 99% of the Partnership's available tenant sites have been actively leased and 99% of Landmark's leases that have come up for renewal have been renewed pursuant to the renewal terms under the lease, the adjusted quarterly results accurately reflect lease cancellation trends. Therefore, the Partnership does not believe that providing information on an annual basis would provide additional material information to investors.

22.
Please also disclose average effective rent rates per structure type and relative occupancy rates in your portfolio table.

        Response:    The Partnership has revised the table titled "Our Real Property Interests" to disclose average monthly effective rent per tenant site and occupancy rates by structure type (wireless communication, outdoor advertising and renewable power generation). See pages 5 and 112 of the Registration Statement.

23.
We note that throughout the prospectus in your property interest tables you assume that the average remaining lease term includes the exercise of all remaining renewal options of tenant leases. Please disclose the impact if such leases are not renewed.

        Response:    The Partnership has revised the property interest tables to add footnote disclosure of the remaining lease terms assuming no exercise of remaining lease terms by structure type (wireless communication, outdoor advertising and renewable power generation) and for the total portfolio. See pages 5, 112, 117, 122 and 129 of the Registration Statement. The Partnership has also revised other references to the remaining lease terms in the Registration Statement to disclose the impact if such leases are not renewed.

Our Real Property Interest Locations, page 103

24.
Please also provide tabular disclosure of the geographic breakdown of your real property interests by structure type.

        Response:    The Partnership has revised the Registration Statement to include a table disclosing the geographic breakdown of its real property interests by structure type (wireless communication, outdoor advertising and renewable power generation). See page 119 of the Registration Statement.

Our Real Property Interest by Remaining Term, page 106

25.
Please also provide this information on a per structure type basis.

        Response:    The Partnership has revised the table titled "Our Real Property Interest by Remaining Term" to include a breakdown of its real property interests by structure type (wireless communication, outdoor advertising and renewable power generation). See page 122 of the Registration Statement.

26.
We note that the majority of your tenant leases are triple-net. Please discuss how management monitors tenant credit quality.

        Response:    The Partnership advises the Staff that it monitors tenant credit quality by reviewing, where available, the publicly filed financial reports, press releases and other publicly available industry information regarding the parent entities of the Partnership's tenants. In addition, the Partnership monitors payment history data for all tenants. The Partnership is otherwise generally not entitled to financial results or other credit-related data from its tenants. The Partnership has included disclosure regarding this in the Registration Statement. See page 124 of the Registration Statement.

Landmark's Acquisition Platform, page 114

27.
We note your detailed disclosure regarding Landmark's acquisition platform. As you note earlier, Landmark is under no formal obligation to make acquisitions on your behalf and as such, this disclosure appears overbroad. Please revise to limit your reference to Landmark's business strengths unless there is a set contractual obligation or duty to provide such services to you.

        Response:    The Partnership has revised the Registration Statement to provide that, pursuant to the omnibus agreement that it will enter into with Landmark in connection with the closing of this offering, Landmark will be contractually obligated to provide acquisition services to the Partnership at the Partnership's request for reasonable fees to be determined at Landmark's discretion. See pages 146 and 148 of the Registration Statement. In addition, the Partnership respectfully submits that, because the Partnership is primarily dependent on Landmark to identify and source acquisitions, the detailed disclosure of Landmark's acquisition platform is relevant and material information to potential investors' understanding of the Partnership's ability to grow through acquisitions. Like other publicly traded partnerships, Landmark has a strong financial incentive to make acquisitions on the Partnership's behalf, and to offer to sell to the Partnership real property interests that it acquires on its own behalf, due to Landmark's ownership of the Partnership's subordinated units and incentive distribution rights. Further, because, in connection with the closing of the Partnership's initial public offering, Landmark's remaining fund subsidiaries will grant the Partnership a right of first offer with respect to real property interests that they currently own or acquire in the future from Landmark, the Partnership believes an understanding of Landmark's acquisition platform, including its asset identification, underwriting and closing standards, is pertinent to understanding the scope and value of the Partnership's right of first offer.

Landmark Infrastructure Partners LP Pro Forma Combined Financial Statements, page F-2

28.
We note management's conclusion that the formation transactions are a reorganization of entities under common control since these entities have common management and ownership. Please provide your analysis that supports this conclusion.

        Response:    The Partnership advises the Staff that Landmark evaluated the formation transactions associated with the Partnership's initial public offering (the "formation transactions") and determined under the guidance of Accounting Standards Codification ("ASC") 805, Business Combinations ("ASC 805") and ASC 810, Variable Interest ("ASC 810") that the formation transactions are a reorganization of entities under common control because both the Funds and the Partnership are under the control of Landmark. Attachment A hereto illustrates the control group before and after the formation transactions. Prior to the formation transactions Funds A and D are controlled by Landmark through its wholly owned subsidiary Landmark Dividend Management LLC. Subsequent to the formation transactions, the Partnership will be controlled by Landmark through its wholly owned subsidiary Landmark Infrastructure Partners GP LLC. As a result, the pro forma financial information accounts for the formation transactions as a reorganization of entities under common control as described in ASC 805-50.

        In connection with the formation transactions, Landmark formed the Partnership, and will transfer all of the assets and liabilities and operations (all of which are businesses under ASC 805) of Funds A and D to the Partnership with some of the existing holders of the Funds receiving common units and subordinated units of the Partnership in connection with each Fund's liquidation. The Partnership expects Fund A and Fund D to liquidate shortly following the completion of the initial public offering. In connection with each Fund's liquidation, members that are accredited investors will receive a combination of common units in the Partnership and cash, Landmark will receive a combination of subordinated units in the Partnership and cash, and any non-accredited investors in Fund A and Fund D will receive all cash. Landmark will continue to control the Partnership at the completion of the transaction through its 100% ownership of the Partnership's general partner, Landmark Infrastructure Partners GP LLC, and its ownership of all of the subordinated units of the Partnership, representing a 40% limited partner interest. The control considerations utilized in concluding that Landmark will control the Partnership upon completion of the formation transactions are discussed below.

        In performing the evaluation of its control of Funds A and D prior to the common control transaction, Landmark first considered the guidance of ASC 810 to determine if Funds A and D were variable interest entities ("VIEs") or voting interest entities. In performing that analysis, Landmark looked to ASC 810-10-15-14 which lists the considerations for determining if entities are VIEs. Both

Funds A and D have similar characteristics from a management and control perspective. Landmark concluded that the Funds do not meet the definition of VIEs. Landmark determined Funds A and D are sufficiently capitalized as they were able to obtain financing without any subordinated financial support or guarantees from the members and both Funds have positive cash flows from operations. The members (as a group) have the characteristics of a controlling financial interest, and, while there is disproportionality among voting rights and economic interests of certain members, substantially all of each Funds' activities are not conducted on behalf of the members with disproportionately few voting rights. Although the members would appear to have disproportionate voting rights, they as a group are not in the business of owning and managing real property interests. Those activities are the business that Landmark engages in on a regular basis and accordingly Landmark does not believe that the anti-abuse clause in ASC 810 has been violated. Since the Funds were not VIEs, Landmark evaluated the voting interest model looking to ASC 970, Real Estate General, ("ASC 970") and specifically ASC 970-810-25-3, which provides guidance as it relates to limited partnerships in which the general partner is presumed to control the entity unless certain conditions exist. Limited liability companies such as Funds A and D are required to apply that guidance if they have the characteristics of a limited partnership. Landmark evaluated its control as the managing member of Funds A and D, and noted that Landmark, as the managing member, controls the day to day decisions that affect the management and economics of both Funds (including acquisition and disposition of assets and entering into new debt agreements). The non-managing members do not have kick-out rights. Accordingly, Landmark concluded that it controls Funds A and D.

        After concluding that it controls both Fund A and Fund D, Landmark then evaluated if it controls the Partnership. Landmark first evaluated under ASC 810-10-15-14 if the Partnership is a VIE and determined that it is a voting interest entity. Landmark concluded that the Partnership does not meet the definition of a VIE because the Partnership is expected to be sufficiently capitalized and is expected to obtain financing without any subordinated financial support or guarantees from its partners and is expected to have positive cash flows from operations. The partners (as a group) have the characteristics of a controlling financial interest, and, while there is disproportionality among voting rights and economic interests of certain unit holders, substantially all of the Partnership's activities are not conducted on behalf of the partners with disproportionately few voting rights. Although the limited partners would appear to have disproportionately few voting rights, they as a group are not in the business of owning and managing real property interests. Those activities are the business that Landmark engages in on a regular basis and, accordingly, the Partnership does not believe that the anti-abuse clause in ASC 810 has been violated. Similar to Funds A and D, Landmark then considered ASC 970-810-25-3 which provides guidance as it relates to limited partnerships. It should be noted that in addition to controlling all significant decisions of the Partnership, under the terms of the Amended and Restated Limited Partnership Agreement of the Partnership (the "Partnership Agreement") to be entered into in connection with the closing of the Partnership's initial public offering, Landmark (through Landmark Infrastructure Partners GP) cannot be removed as the general partner without a vote of the holders of at least 66 2/3% of all outstanding limited partners interests, including Landmark's limited partner interest. Since Landmark will own 40% of the limited partner interests in the Partnership, consisting of all of the subordinated units of the Partnership, it will control the Partnership whether or not Landmark Infrastructure Partners GP is the general partner. In addition, pursuant to the terms of the Partnership Agreement, the general partner controls when the Partnership is liquidated. Accordingly, Landmark concluded that it controls the Partnership.

        Since Landmark controls both Funds and the Partnership, Landmark has concluded that the formation transactions are a reorganization of entities under common control.

1. Adjustments to the Pro Forma Combined Balance Sheet, page F-6

Footnote (B) & Footnote (C), page F-6

29.
Please provide to us and disclose in your amended filing the assumptions used by management to determine the pro forma adjustments required to reflect the historical basis of Landmark. In addition, please disclosure how the information provided within the footnote ties to the specific adjustments made within the pro formas.

        Response:    The Partnership advises the Staff that, as a result of the reorganization of entities under common control, the basis of the controlling member of Landmark was pushed down to the Partnership as part of the pro forma formation transactions and was allocated to the acquired tangible assets, such as land, and the identified intangible assets and liabilities, consisting of perpetual and limited life easements, above market and below market leases and in place leases, based in each case on their fair values. The fair value of the assets acquired and liabilities assumed was determined by using the discounted cash flow valuation method using a discount rate of 9.5%.

        In order to calculate the estimated in place lease value, the Partnership employed the income approach in accordance with ASC 805 by multiplying the anticipated market absorption period by the market rent at the time of acquisition for each in place lease agreement. Based on the Partnership's experience in the industry, the Partnership has determined a range of lease execution timelines to be between one and six months. For the in place lease valuation, the Partnership considers a lease up period of four months to be representative of the market.

        The Partnership estimated the fair value of real property interests using the income approach by capitalizing the market rent at the time of acquisition at a market capitalization rate. The market capitalization rate was estimated by deducting an inflation rate of 3% from the market discount rate for each asset. The value of in place leases and tenant relationship is amortized to expense over the estimated period the tenant is expected to be leasing the site under the existing terms which typically range from 2 to 20 years.

        In allocating the purchase consideration of the identified intangible assets and liabilities of an acquired asset, above market and below market lease values are calculated based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in place leases and (ii) management's estimate of fair market lease rates for the corresponding in place leases measured over the estimated period the tenant is expected to be leasing the site under the above or below market terms.

        The Partnership has revised the Registration Statement to reflect the assumptions discussed above. See page F-6 and F-7 of the Registration Statement.

2. Adjustments to the Pro Forma Combined Statement of Operations, page F-7

Footnote (CC)

30.
Please clarify how the adjustments made to reflect the elimination of the historical change in fair value of the interest rate swap contracts and the write off of the unamortized balance of deferred loan costs have a continuing impact. Additionally, provide to us and disclose in your amended filing the assumptions used by management when determining this adjustment for the three months ended March 31, 2014.

        Response:    The Partnership has concluded that the adjustments made to reflect the elimination of the historical change in fair value of the interest rate swap contracts and the write off of the unamortized balance of deferred loan costs do not have a continuing impact, and accordingly, the Partnership has revised the pro-forma combined financial statements to remove the elimination of the historical change in fair value of the interest rate swap contracts and write off of the unamortized balance of deferred loan costs. See pages F-4 and F-8 of the Registration Statement.

Financial Statements

Landmark Infrastructure Partners LP Predecessor

Notes to Combined Financial Statements, page F-14

31.
Please provide the company's analysis to support the conclusion that pushdown accounting should not be applied to the financial statements of the Predecessor due to a change in control that occurred on December 21, 2012 as a result of an acquisition by Landmark. Cite all relevant accounting literature within your response.

        Response:    On December 21, 2012, AIM Landmark Holdings, LLC ("AIM") acquired a majority interest in Landmark for cash from the members of Landmark ("LD Rollover Members") and, combined with the LD Rollover Members, contributed their interests in Landmark to Landmark Dividend Holdings LLC ("LDH"). In connection with AIM's contribution of its interest to LDH, additional cash was contributed to LDH by AIM, which resulted in AIM owning the majority of LDH. See Attachment A for an illustration of the pre-acquisition ownership structure. Combined, these transactions are referred to in this response as the "Transactions."

        The control of Landmark prior to the Transactions was with the LD Rollover Members. As a result of the Transactions, the LD Rollover Members (through their ownership in LDH) only own a minority with AIM controlling Landmark immediately after the Transactions. Therefore, a change in control occurred. As a result of the findings above, the Partnership concluded that the Transactions are a business combination as defined by ASC 805.

        In order to further analyze whether push down accounting should be applied to the Funds, which were controlled by LDH, the Partnership evaluated if the Funds became substantially wholly-owned as a result of the transaction.

        Landmark owns 25% of Fund A and 15% of Fund D before and after the Transactions with the remaining interests held by the non-managing members. Given the significant noncontrolling interests in each of the Funds, the Partnership determined that the Funds were not substantially wholly owned by Landmark.

        The Partnership also considered whether aggregating the ownership by related parties would impact its conclusion. The ownership of the Funds is split between Landmark owning 15%-25% of the equity and the non-managing members who own the remaining 75%-85%. The following summarizes Landmark's and its related parties' ownership in the funds:

	Landmark	Related Parties	Unrelated Parties
Fund A	25%	10%	65%
Fund D	15%	1%	84%

        Based on this analysis, the Partnership determined that push down accounting to the Predecessor was not appropriate.

Schedule III, page F-37

32.
Please clarify why only amounts related to Land have been included in this schedule.

        Response:    The Partnership advises the Staff that, as disclosed in the financial statements included in the Registration Statement, the Partnership only makes investments in land and real property interests such as easements and lease assignments. Excluding land, the Partnership purchases investments in real property interests from third party owners for a specified or perpetual term. Due to the nature of these real property interests, no additions, improvements, or capital expenditures are required by the Partnership after the initial purchase. Further, these investments in real property interests are leased by the Partnership to its tenants who might construct, operate, and maintain freestanding cellular towers, rooftop wireless sites, billboards, etc. The Partnership does not have a contractual obligation to operate or maintain these structures. Accordingly, the gross carrying amounts for the investment in real property interests remain static over their lives as compared to other types of real estate investments which are constructed or require significant improvements that increase the gross carrying amounts of the respective investments. The Predecessors' financial statements and disclosures included in the Registration Statement provide information on the additions and amortization of the real property interests. Therefore, the Partnership concluded that inclusion of the real property interests in Schedule III is not necessary or required. Land has been included in the Schedule since the Partnership may make improvements to the land over time.

Landmark Infrastructure Partners LP—Balance Sheet, page F-39

33.
Please tell us the amount of the organizational and offering costs paid by related parties for the periods presented and to date. Where these costs will be directly or indirectly reimbursed, tell us how the company considered the guidance in SAB Topic 5D when preparing the related financial statements.

        Response:    The Partnership advises the Staff that, in accordance with ASC 805-50-30-5, Business Combinations—Related Issues, upon consummation of the initial public offering the Partnership historical financial statements will become those of the Predecessor. The Predecessor financial statements as of March 31, 2014, did not include any organizational or offering costs since the Partnership had not undertaken an effort for the initial public offering as of the stated date. The Predecessor financial statements as of June 30, 2014, presented in Confidential Submission No. 2, includes $871,630 of prepaid offering costs. In addition, the Partnership has revised Note 14 to the Predecessor's combined financial statements to include disclosure regarding offering costs incurred subsequent to June 30, 2014 through August 31, 2014, the most recent practicable date for which such information was available as of the date hereof. See page F-36 of the Registration Statement.

Index to Exhibits

34.
Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

        Response:    The Partnership advises the Staff that it will file all required exhibits as promptly as possible, and acknowledges that the Staff may have further comments following its review of such exhibits. At the Staff's request, the Partnership has filed with Draft Submission No. 2, "form of" legal and tax opinions of Latham & Watkins LLP. The Partnership intends to file executed opinions with a subsequent filing with the Commission.

35.
We note that you include "form of" exhibits in your Index to Exhibits. Please advise us if you do not intend on filing final, executed documents prior to effectiveness of the registration statement.

        Response:    The Partnership advises the Staff that, with respect to the exhibits that it is filing as "forms of," it intends to execute those agreements concurrently with the closing of this offering. Accordingly, the Partnership will not be in a position to file final, executed copies of such agreements prior to effectiveness of the Registration Statement. The Partnership acknowledges that incomplete

"form of" exhibits may not be incorporated by reference into future filings with the Commission and that it therefore intends to refile each such exhibit in final, executed form as an exhibit to its first Quarterly Report on Form 10-Q or in a Current Report on Form 8-K filed with the Commission following the consummation of this offering, as required.

        The Partnership has authorized us to acknowledge on its behalf that:

  •
  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,
/s/ WILLIAM N. FINNEGAN IV William N. Finnegan IV of Latham & Watkins LLP

Cc:	George Doyle, Landmark Infrastructure Partners LP Keith Benson, Latham & Watkins LLP William J. Cernius, Latham & Watkins LLP G. Michael O'Leary, Andrews Kurth LLP William J. Cooper, Andrews Kurth LLP

Attachment A

Current Legal Structure Pre-Transactions
(Simplified)

Resulting Legal Structure Post-Transactions
(Simplified)